Mercantil Investment Services, Inc.

(A wholly owned subsidiary of Mercantil Bank, N.A.)
Financial Statements and
Supplementary Information
December 31, 2017 and 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53612

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mercantil Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Alhambra Circle

(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raphael Viña (305-460-4030)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

333 S.E. 2nd Avenue, Suite 3000 Miami	Florida	33131
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raphael Viña   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Mercantil Investment Services, Inc.   , as

of December 31   , 20 17 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Chief Compliance Officer
_____
Title



JOEL CAMPOS-BRANDANI
Notary Public - State of Florida
Commission # FF 999278
My Comm. Expires Jun 6, 2020



Notary Public   03/01/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Index
December 31, 2017 and 2016

Other Information

Management's Exemption Report As described in Rule 17a-5 of the Securities and
Exchange Commission

Report of Independent Registered Public Accounting Firm on Management's
Exemption Report as described in Rule 17a-5 of the Securities and Exchange Commission

Report of Independent Registered Public Accountants on the General Assessment
Reconciliation (Form SIPC-7T) Required by Rule 17a-5(e)(4) of the Securities and
Exchange Commission



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Mercantil Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Mercantil Investment Services, Inc. ("the Company") as of December 31, 2017 and 2016, and the related statements of operations, of changes in stockholder's equity and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Certified Public Accountants
Fort Lauderdale, Florida
February 27, 2018

We have served as the Company's auditor since 2003.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Statements of Financial Condition
December 31, 2017 and 2016

	2017	2016
Assets		
Cash and cash equivalents	$ 4,434,377	$ 1,394,468
Deposit with clearing broker	100,000	100,000
Receivable from clearing broker	2,120,000	2,175,529
Receivable from affiliates	405,019	380,212
Other assets	279,686	434,997
Total assets	$ 7,339,082	$ 4,485,206
Liabilities and Stockholder's Equity		
Dividend payable	$ 2,500,000	$ -
Accrued expenses and other liabilities	1,637,494	1,464,696
	4,137,494	1,464,696
Commitments and contingencies (Note 4)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,018,932	3,018,932
Accumulated earnings	182,655	1,577
	3,201,588	3,020,510
Total liabilities and stockholder's equity	$ 7,339,082	$ 4,485,206

The accompanying notes are an integral part of these financial statements.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues		
Commissions	$ 13,499,751	$ 13,147,592
Fees and other income	4,484,026	4,640,814
Total revenues	17,983,777	17,788,406
Expenses		
Employee compensation and benefits	6,591,222	5,736,080
Fees and services	3,102,199	3,726,697
Occupancy	166,740	166,740
Other expenses	422,295	469,678
Total expenses	10,282,456	10,099,195
Net income before income taxes	7,701,321	7,689,211
Income taxes	(3,020,243)	(2,960,346)
Net income	$ 4,681,078	$ 4,728,865

The accompanying notes are an integral part of these financial statements.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2017 and 2016

	Common Stock		Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2015	100	$ 1	$ 3,018,932	$ 272,712	$ 3,291,644
Net income	-	-	-	4,728,865	4,728,865
Dividends declared and paid	-	-	-	(5,000,000)	(5,000,000)
Balances at December 31, 2016	100	1	3,018,932	1,577	3,020,510
Net income	-	-	-	4,681,078	4,681,078
Dividends declared	-	-	-	(4,500,000)	(4,500,000)
Balances at December 31, 2017	100	$ 1	$ 3,018,932	$ 182,655	$ 3,201,588

The accompanying notes are an integral part of these financial statements.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net income	$ 4,681,078	$ 4,728,865
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	83,370	90,723
Deferred tax expense (benefit)	29,669	(9,866)
Change in operating assets and liabilities		
Receivable from clearing broker	55,529	(19,221)
Receivable from affiliates	(24,807)	(90,722)
Other assets	42,272	11,235
Accrued expenses and other liabilities	172,798	158,075
Net cash provided by operating activities	5,039,909	4,869,089
Cash flows used in financing activities		
Dividends paid	(2,000,000)	(5,000,000)
Net increase (decrease) in cash and cash equivalents	3,039,909	(130,911)
Cash and cash equivalents		
Beginning of the year	1,394,468	1,525,379
End of the year	$ 4,434,377	$ 1,394,468
Supplemental disclosures of cash flow information		
Income taxes paid	$ 2,982,924	$ 2,984,545
Dividend declared but not paid at year end	2,500,000	-

The accompanying notes are an integral part of these financial statements.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2017 and 2016

1.   **Organization and Summary of Significant Accounting Policies**

Mercantil Investment Services, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida. The Company is a wholly owned subsidiary of Mercantil Bank, N.A. (the "Bank"), which is beneficially-owned by Mercantil Bank Holding Corporation (the "Holding Company"). The Holding Company is a wholly owned subsidiary of Mercantil Servicios Financieros, C.A. ("MSF"). MSF is a corporation domiciled in the Bolivarian Republic of Venezuela. On December 15, 2017, MSF shareholders voted to approve the spin-off of the Holding Company from MSF. Following the spin-off, the Holding Company will operate as a separate organization. The spin-off is expected to be completed in the first half of 2018, subject to the receipt of various regulatory actions, including the effectiveness of a registration statement to be filed by the Holding Company with the U.S. Securities and Exchange Commission ("SEC").

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these financial statements. Subsequent events have been evaluated through February 26, 2018, the date when these financial statements were available to be issued.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are appropriate. Actual results could differ from those estimates.

Commissions
Commissions earned are related to the dollar amount of trading volume of customers' transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fees
Fees are derived from investment advisory fees and account administrative services. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average value of assets managed during the period. These fees are assessed and collected quarterly. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2017 and 2016

Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less. Cash and cash equivalents include primarily cash held in firm accounts at the clearing broker and cash held at the Bank.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. The effect of changes in tax laws or rates is recognized in results in the period that includes the legislation enactment date. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

Recently Issued Accounting Pronouncements
Accounting for Credit Losses on Financial Instruments

In June 2016, the FASB issued new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The standard is effective for fiscal years beginning after December 15, 2020, for private companies, and for fiscal years beginning after December 15, 2019 for public companies. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is in the process of determining whether these changes will have a material impact on its financial position or results of operations or disclosures.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2017 and 2016

Accounting for Leases

In February 2016, the FASB issued guidance for the recognition and measurement of all leases. The new guidance requires lessees to recognize a right-of-use asset and a lease liability for most leases within the scope of the guidance. There were no significant changes to the guidance for lessors. The standard is effective for fiscal years beginning after December 15, 2019, for private companies, and for fiscal periods beginning after December 15, 2018 for public companies. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition at the beginning of the earliest comparative period presented, and provides for certain practical expedients. The Company is in the process of determining whether this new guidance will have a material impact on its financial position, results of operations and disclosures, when adopted.

Recognition and Measurement of Financial Instruments

In January 2016, the FASB issued changes to the guidance on the recognition and measurement of financial instruments. The changes include, among others, the removal of the available-for-sale category for equity securities and updates to certain disclosures requirements. This standard is effective for annual reporting periods beginning after December 15, 2018, for private companies, and for fiscal periods beginning December 15, 2017, for public companies, with limited early adoption permitted. The Company is in the process of determining whether these changes will have a material impact on its financial position or results of operations or disclosures.

Revenue from Contracts with Customers

In May 2014, the FASB issued a common revenue standard for recognizing revenue from contracts with customers. This new standard establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amended effective date is annual reporting periods beginning after December 15, 2018, for private companies, and for annual reporting periods beginning after December 15, 2017 for public companies. Earlier application continues to be permitted. The Company is in the process of determining whether the new guidance will have a material impact on its financial position or results of operations.

2. **Cash Segregated Under Federal Regulations**

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2017 and 2016

3. **Related Party Transactions**

Included in the statements of financial condition and statements of operations are amounts with related parties as follows:

	December 31,	
	2017	2016
Assets		
Cash and cash equivalents	$ 233,398	$ 221,385
Receivable from affiliates	405,019	380,212
	638,417	601,597
Liabilities		
Accrued expenses	40,152	49,375
Dividend Payable	2,500,000	-
Net (liability) asset position	$ (1,901,735)	$ 552,222

	Year Ended December 31,	
	2017	2016
Expenses		
Fees and services -		
Compliance	$ 377,724	$ 925,824
Wealth management	712,404	835,728
Administrative services	376,008	365,976
Occupancy and others	167,092	166,969
	$ 1,633,228	$ 2,294,497

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

During 2017 the Company paid to the Bank $376,008 for accounting and certain administrative services received from the Bank. In 2016, the Company paid to the Bank $365,976 for accounting and certain administrative services received from the Bank.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2017 and 2016

4. **Commitments and Contingencies**

The Company occupies office premises under a noncancelable operating lease agreement with the Bank that expires in December 2022. Rent expense for the years ended December 31, 2017 and 2016 amounted to $166,740. Future minimum lease payments under this agreement as of December 31, 2017 are as follows:

Year Ending	Amount
2018	166,740
2019	166,740
2020	166,740
2021	166,740
2022	166,740
	$ 833,700

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter parties to meet the terms of their contracts.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

5. **Fair Value of Financial Instruments**

The Company's financial instruments at December 31, 2017 and December 31, 2016 consisted of cash and cash equivalents, deposits with clearing broker, and receivables from and payables to third parties and affiliates. The carrying amounts of the Company's financial instruments approximate fair value because of the short maturity of the instruments.

6. **Employee Benefit Plan**

The Mercantil Bank U.S.A. Retirement Benefit Plan (formerly Mercantil Commercebank U.S.A. Retirement Plan) (the "Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. The Plan enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions. All contributions made by the Company to the participants' accounts are vested immediately. In addition, employees with at least three months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant.

The Company contributed $131,435 and $128,310 in 2017 and 2016, in matching contributions.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2017 and 2016

7. **Income Taxes**

The components of the income tax expense for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Current provision		
Federal	$ 2,573,087	$ 2,537,472
State	417,487	432,740
Deferred tax expense (benefit)	29,669	(9,866)
	$ 3,020,243	$ 2,960,346

On December 22, 2017, the legislation known as the Tax Cuts and Jobs Act of 2017 ("the 2017 Tax Act") was signed into law. This law significantly changes U.S. tax law by, among other things, lowering corporate federal income tax rates and implementing a territorial tax system. The legislation permanently reduces the U.S. corporate income tax rate from 35% to 21%, effective January 1, 2018. As a result of the reduction in the U.S. corporate federal income tax rate from 35% to 21%, the Company remeasured its ending net deferred tax assets at December 31, 2017 and recognized a total of $55,234 tax expense in the Company's statement of income for the year ended December 31, 2017.

The composition of the net deferred tax asset, included in other assets on the Statement of Financial Condition, is as follows:

	December 31,	
	2017	2016
Tax effect of temporary differences		
Deferred compensation expense	$ 95,466	$ 132,731
Other	(10,642)	(18,238)
	$ 84,824	$ 114,493

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company' current projections, a valuation allowance against the net deferred tax asset may be required.

At December 31, 2017, the Company had no unrecognized tax benefits or associated interest or penalties that needed to be accrued.

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Notes to the Financial Statements
December 31, 2017 and 2016

8.   **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2017 and 2016, the Company had net capital of $1,896,883 and $1,629,772 respectively, which was $1,621,050 and $1,529,772, respectively, in excess of its required net capital of $275,833 in 2017 and $100,000 in 2016. At December 31, 2017 and 2016, the Company's percentage of aggregate indebtedness to net capital was 218.12% and 89.87%, respectively.

Supplementary Information

Mercantil Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Bank, N.A.)
Schedule I - Computation of Net Capital Under Rule 15c3-1 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

Computation of net capital		
Total stockholder's equity	$	3,201,588
Deductions and/or charges		
Nonallowable assets		
Cash in Parent Company		-
Receivable from clearing broker		620,000
Receivable from affiliates		405,019
Other assets		279,686
Total deductions and/or charges		1,304,705
Net capital		1,896,883
Computation of basic net capital requirement		
Minimum net capital required		275,833
Excess of net capital	$	1,621,050
Computation of aggregate indebtedness		
Items included in statement of financial condition		
Dividend Payable	$	2,500,000
Accrued expenses and other liabilities		1,637,494
Total aggregate indebtedness	$	4,137,494
Ratio of aggregate indebtedness to net capital		218.12%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2017 unaudited FOCUS Report filing dated January 23, 2017.

The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

Other Information

Mercantil Investment Services, Inc. Exemption Report

Mercantil Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year, except as described in Exhibit A to the Company's Exemption Report and attached hereto, which represents commissions refunds that were not promptly transmitted.

Mercantil Investment Services, Inc.

I, Raphael Vina, swear (or affirm) that, to my best knowledge and belief, this Exemption

Report is true and correct.

By:  _____

Title: Chief Compliance Officer

February 27, 2018



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Mercantil Investment Services, Inc.

We have reviewed Mercantil Investment Services, Inc.'s (the "Company") assertions, included in the accompanying Mercantil Investment Services, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 except as described in its exemption report with respect to the following exceptions identified:

Nature of Exceptions	Number of Exceptions	Dollar Amount of Exceptions During the Year Ended December 31, 2017
Customers' funds representing refunds of commissions overcharges were not promptly transmitted to the clearing broker which carries all of the accounts of such customers	264	$45,665.16

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2018

PricewaterhouseCoopers LLP, 401 SE 4th Ave Las Olas, Pl 1800, Fort Lauderdale, FL 33301
T: (305) 375-7400, F: (305) 375-6221, www.pwc.com

Report of Independent Accountant



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Mercantil Investment Services, Inc.
(Formerly Mercantil Commercebank Investment Services, Inc.)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mercantil Investment Services, Inc. (Formerly Mercantil Commercebank Investment Services, Inc.) (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Mercantil Investment Services, Inc. for the year ended December 31, 2017 , solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 13, 2017 in the amount of $9,783 was compared to the wire transfer detail (Ref.# 94112030100095) provided by the Wealth Management Chief Operations Officer, noting no differences and payment dated January 23, 2018 in the amount of $9,953 was compared to the wire transfer detail (Ref#4000100042680) provided by the Wealth Management Chief Operations Officer, noting no differences.

2. Compared the cumulative Total Revenue amount of $17,983,778 reported on page 6 of the audited Form X-17A-5 for the each of the quarters ended in March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017 to the Total revenue amount of $17,983,778 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported on page 2, item 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $4,320,273 to "CIS Fastleads_2017_12" provided by the Wealth Management Chief Operations Officer, noting no differences.

b. Compared deductions on line 2c (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $390,665 to "CIS Fastleads_2017_12"provided by the Wealth Management Chief Operations Officer, noting no differences.

c. Compared deductions on line 2c (9ii), 40% of margin interest earned on customers securities accounts, of $115,697 to "CIS Fastleads_2017_12" provided by the Wealth Management Chief Operations Officer, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $4,320,273 (2017 results) by summing the following December 31, 2017 account balances from the trial balance provided by the Wealth Management Chief Operations Officer, noting no differences.

Account Number	Description
5330150	Trailer Fee 12B1 Brokerage
5330152	Trailer Fee 12B1 Advisory
5330250	Mutual Fund Concessions Earned

b. Recalculated the mathematical accuracy of the deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $ 390,665 (2017 results) by summing the following December 31, 2017 account balances from the trial balance provided by the Wealth Management Chief Operations Officer, noting no differences.

Account Number	Description
6302010	Pershing PES Billing Fees Qtrly
6302050	Clearing Costs Pershing

c. Recalculated the mathematical accuracy of the deductions on line 2c(9ii), 40% of margin interest earned on customers securities accounts of $115,697, by multiplying the December 31, 2017 balance of account # 5330160 – Margin Participation in the amount of $289,242 from the trial balance provided by the Wealth Management Chief Operations Officer, by 40% noting no differences.

d. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e, $13,157,183 and $19,736 respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable

instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Mercantil Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2018

SIPC-7		SIPC-7
(35-REV 6/17)		(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2017__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 053612 FINRA DEC
> Mercantil Investment Services
> 220 Alhambra Circle PH Floor
> Coral Gables FL 33134

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sergio Guerrero, FINOP (305) 629-5881

2. A. General Assessment (item 2e from page 2) — $19,736

   B. Less payment made with SIPC-6 filed (exclude interest) — (9,783)
   07/13/2017
   _____ Date Paid

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 9,953

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $9,953

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☑
   Total (must be same as F above) — $9,953

   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mercantil Investment Services
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __21__ day of __February__, 20__18__.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2017 and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$17,983,778

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 4,320,273

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 390,665

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

None — 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $115,697

Enter the greater of line (i) or (ii) — 115,697

Total deductions — 4,826,635

2d. SIPC Net Operating Revenues — $13,157,183

2e. General Assessment @ .0015   Rate effective 1/1/2017 — $19,736

(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a.* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments.* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.
   (a) *Additions.* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).
   (b) *Deductions.* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses,

and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.
(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.
(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.
(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.
(v) Enter interest computed on late payment (if applicable) on line 2E.
(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.
(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

3

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation